Exhibit 21.1

LIST OF SUBSIDIARIES

As of December 31, 2011

Name of Subsidiary	Jurisdiction of Incorporation
SoundBite Communications Securities Corporation	Massachusetts
SoundBite Communications Canada, Inc.	Canada
SoundBite Communications UK, LTD.	United Kingdom
SmartReply Technologies, Inc.	Delaware